Exhibit 99.1

TuanChe Provides Update on Business Impact from COVID-19 Epidemic

BEIJING, Feb. 26, 2020 (GLOBE NEWSWIRE) -- TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it anticipates both financial and operating results for March 2020 and the first quarter as a whole, to be materially and adversely impacted by the COVID-19 epidemic in China (the “Epidemic”).

The Company previously announced on January 30, that it would be suspending all offline sales events in February. This decision wa made in accordance with all relevant national and local regulations on Epidemic prevention and control, designed to ensure the health and safety of customers and employees.

In light of the continuously developing status of the Epidemic and the vital prioritization of containment efforts, the Company is further suspending all auto shows and special promotional events previously scheduled in March, with the possibility of further reductions in offline sales events currently scheduled in the second quarter of 2020.

The Company continues to closely monitor both the Epidemic and subsequent mandated regulatory actions and restrictions by government authorities. Additionally, the Company is proactively taking the necessary steps to further optimize its cost structure and conserve resources, as well as accelerating the development of its virtual dealership and online marketing services.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, of the anticipated benefits from acquiring Longye, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Source: TuanChe Limited